Exhibit 4.2

ALLONGE TO CONVERTIBLE PROMISSORY NOTE

This Allonge, dated as of September 14, 2009, is attached to and made a part of that certain Convertible Promissory Note (the “Note”) dated April 14, 2009, in the original principal amount of ONE MILLION DOLLARS ($1,000,000) made by ONSTREAM MEDIA CORPORATION to the order of ROCKRIDGE CAPITAL HOLDINGS, LLC for the purpose of annexing thereto the following modifications:

(1)          The Principal Amount under the Note has been increased to TWO MILLION DOLLARS ($200,000,000).

(2)          Section 1 of the Note is hereby deleted in its entirety and replaced with the following:

1.
(a)           Maturity Date; Interest.  Company promises to pay interest at a rate of twelve percent (12%) per annum on the Principal Amount of this Note, such interest accrued on a monthly basis based on the then outstanding balance.  Monthly payments against principal and accrued interest shall be due and payable commencing on May 14, 2009 and continuing on a monthly basis thereafter through and including August 14, 2013, except that if not sooner paid, the Principal Amount together with all accrued interest thereon, shall be due and payable on September 14, 2013 or such earlier date as provided in the Purchase Agreement (including by reason of acceleration upon the occurrence of an Event of Default) (the “Maturity Date”).  The monthly payments to be applied against principal and interest shall initially be as set forth on Exhibit A attached hereto calculated on a total of $1,000,000 plus any advances made on the date of that certain Allonge to this Note dated September 14, 2009.

(b)           Additional Advances.  In the event additional advances are made by Investor to the Company as provided for under the terms of this Note and the Purchase Agreement (and which at all times shall not exceed the aggregate principal amount of Two Million Dollars ($2,000,000) (the “Maximum Loan Amount”), Exhibit A shall be replaced and the monthly payments to be applied against principal and interest shall be recalculated as set forth in a revised Exhibit A to take into the account such additional advances.  Each additional advance shall be in an amount not less than Two Hundred Thousand Dollars ($200,000) and, to the extent in excess thereof, in integral multiples of One Hundred Thousand Dollars ($100,000).  As an origination fee for each additional advance, the Investor shall have the option to require the Company to issue Shares of the Company to Investor, upon not less than sixty-one (61) days prior written notice to the Company, at the rate of (i) Two Hundred Thousand (200,000) shares for making the additional $1,000,000 available to the Company, and (ii) One Hundred Thousand (100,000) Shares for every Two Hundred Thousand Dollar ($200,000) advance made by the Investor, on a prorated basis.  In addition, an amount equal to twenty five percent (25%) of the value of such additional advance shall be added to the balloon payment described below in Section 1(c) (collectively, the “Additional Balloon Payment Amounts”).  Interest on the Principal Amount shall be computed on the basis of a 365-day year and actual days elapsed until all of said Principal Amount has been fully paid, whether before or after the Maturity Date, by acceleration or otherwise, and whether or not any judgment is obtained hereon. Payments shall be made by check or wire transfer to an account designated by Investor.

(c)           Balloon Payment.  In the absence of any optional conversions in accordance with section 2 below, it is anticipated that the Company’s final payment on the Maturity Date will include an approximately Two Hundred and Fifty Thousand Dollars ($250,000) balloon payment against the Principal Amount, subject to increase based on Additional Balloon Payment Amounts as set forth in Section 1(b), with a maximum balloon payment of Five Hundred Thousand Dollars ($500,000). However, in the event of any optional conversions in accordance with Section 2 below, (i) the balloon payment will be reduced by the amount of any such conversion and (ii) the interest portion of the monthly payments hereunder for the remaining months after any such conversion will be adjusted to reflect the outstanding principal being immediately reduced for amount of the conversion.

(3)          Section 2 of the Note is hereby deleted in its entirety and replaced with the following:

2.           Optional Conversion.

(a)           Optional Conversion of Balloon Payment.  Upon notice from Investor, a minimum of Two Hundred and Fifty Thousand Dollars ($250,000) and a maximum of Five Hundred Thousand Dollars ($500,000), depending on any Additional Balloon Payment Amounts, of the outstanding principal of this Note may be converted at any time and from time to time prior to the Maturity Date (subject to a minimum of one month between conversion notices unless such conversion amount exceeds Twenty Five Thousand Dollars ($25,000)) into a number of restricted Shares using a conversion price which shall be a twenty percent (20%) discount of the fair market value of the average closing bid price for the common stock of the Company for the prior twenty (20) days of trading on NASDAQ Capital Market (or such other exchange or market on which the Company’s common shares are trading) prior to such Investor notice, but such conversion price not less than $.40 per share.  The conversion price is subject to adjustment for stock splits, stock dividends, and other similar transactions.  To the extent possible, restricted Shares issued upon conversion of this Note will be issued with the same voting and other similar rights as the Company’s existing common shares.  The Company will not effect any conversion of this Note, to the extent Investor and Frederick DeLuca, after giving effect to such conversion, would beneficially own in excess of 9.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”).  The Beneficial Ownership Limitation may be waived by the Investor upon not less than sixty-one (61) days’ prior written notice to the Company unless such waiver would result in a violation of the NASDAQ shareholder approval rules.

(b)           Optional Conversion of the Principal. On or after September 4, 2010 and upon notice from Investor, up to fifty percent (50%) of the outstanding principal amount of this Note (excluding the balloon payment subject to conversion per Section 2(a) above) may be converted at any time and from time to time prior to the Maturity Date (subject to a minimum of one month between conversion notices unless such conversion amount exceeds Twenty Five Thousand Dollars ($25,000)) into a number of restricted Shares using a conversion price which shall be a twenty percent (20%) discount of the fair market value of the average closing bid price for the common stock of the Company for the prior thirty (30) days of trading on NASDAQ Capital Market (or such other exchange or market on which the Company’s common shares are trading) prior to such Investor notice, but such conversion price not less than $.40 per share.  The conversion price is subject to adjustment for stock splits, stock dividends, and other similar transactions.  To the extent possible, restricted Shares issued upon conversion of this Note will be issued with the same voting and other similar rights as the Company’s existing common shares. The Company will not effect any conversion of this Note, to the extent Investor and Frederick DeLuca, after giving effect to such conversion would beneficially own in excess of 9.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by the Investor upon not less than sixty-one (61) days’ prior written notice to the Company unless such waiver would result in a violation of the NASDAQ shareholder approval rules.

(c)  Optional Conversion of Remaining Principal.  On or after September 4, 2011, the remaining outstanding principal amount of this Note may be converted at any time and from time to time prior to the Maturity Date (subject to a minimum of one month between conversion notices unless such conversion amount exceeds $25,000), into the number of restricted Shares determined by using the formula described in Section 2(b).  The Company will not effect any conversion of this Note, to the extent Investor and Frederick DeLuca, after giving effect to such conversion, would beneficially own in excess of 9.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”).  The Beneficial Ownership Limitation may be waived by the Investor upon not less than sixty-one (61) days’ prior written notice to the Company unless such waiver would result in a violation of the NASDAQ shareholder approval rules.

(d)  Optional Conversion in the Event of Sale of Assets.  If the Company sells all or substantially all of its assets, the Investor shall have the right to convert all remaining outstanding principal amount on this Note into the number of restricted Shares determined by using the formula described in Section 2(b).  The Company will not effect any conversion of this Note, to the extent Investor and Frederick DeLuca, after giving effect to such conversion, would beneficially own in excess of 9.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”).  The Beneficial Ownership Limitation may be waived by the Investor upon not less than sixty-one (61) days’ prior written notice to the Company unless such waiver would result in a violation of the NASDAQ shareholder approval rules.

(4)           Section 3 of the Note is hereby amended to substitute the words “Section 2” for the words “Section 3.”

(5)           Section 7 of the Note is hereby amended as follows:

(a)  The words “after 10 days’ written notice” are hereby deleted in their entirety and replaced with “after ten (10) days’ written notice”; and

(b)  The words “(i) eighteen percent 18%” are hereby deleted in their entirety and replaced with “(i) eighteen percent (18%)”.

(6)           Exhibit A to the Note is hereby deleted and replaced in its entirety with the attached Exhibit A.

(7)           The issuance of any Shares of the Company hereunder is subject to compliance with the prior notification to NASDAQ via an LAS filing, the required LAS waiting period, and the ultimate approval by NASDAQ of that LAS filing.

The Note otherwise remains unmodified and in full force and effect.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

ONSTREAM MEDIA CORPORATION

By:	/s/ Randy S. Selman
Name: Randy S. Selman
Title: President and Chief Executive Officer